[Brookfield Office Properties letterhead]

September 28, 2012

Via Federal Express and EDGAR

Ms. Jessica Barberich
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Re:	Brookfield Office Properties Inc. Form 40-F for the year ended December 31, 2011 Filed on March 30, 2012 File No. 001-14916

Dear Ms. Barberich:

Thank you for your letter dated August 21, 2012 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Office Properties Inc. (the “Company”), I am replying to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Company.

The Company responds to your comments (we have repeated below) as follows:

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

Exhibit 99.2

Management’s Discussion and Analysis of Financial Results, page 5

Basis of Presentation, page 5

1.	We note that when calculating funds from operations and common equity per share in your MD&A you have excluded the effects of settling your capital securities – corporate through the issuance of common shares because you intend to redeem the capital securities for cash prior to conversion. You also note that this diluted calculation is not in accordance with IFRS. Please provide us with the per share measures inclusive of the effects of settling your capital securities, quantify and describe the differences, and explain why the non-IFRS per share measure exclusive of the effects of settling your capital securities provides useful information to investors and the additional purposes, if any, for which management uses the non-IFRS financial measure. Expand your disclosure in future filings accordingly.

Response.

The diluted per share measures of funds from operations, comparable funds from operations, total return and common equity, both on a pre-tax and after tax basis, after taking into consideration the impact of settling the capital securities – corporate as at and for the year ending December 31, 2011 are as follows:

Per Share Measure	As Reported	Adjusted
Common equity per share – diluted (pre-tax)	$18.94	$16.66
Common equity per share – diluted	$17.90	$15.74
Total return per share – diluted	$3.50	$3.07
Funds from operation – diluted	$1.14	$1.00
Comparable funds from operation – diluted	$1.08	$0.94

The only difference between the Company’s calculation of the preceding amounts from diluted per share calculations prepared in accordance with IFRS is the Company’s non-IFRS per share calculations exclude the impact of the conversion of capital securities - corporate from the weighted average shares outstanding – diluted and do not add back the interest expense associated with those securities in the numerator.

While the Company’s capital securities – corporate may be converted by the holder into common shares, such conversion right is subject to the Company’s prior right to redeem for cash or find substitute purchasers. In accordance with IAS 33.58, the Company is required to presume the capital securities – corporate will be settled in common shares when calculating its diluted earnings per share where the effect is dilutive. In calculating non-IFRS diluted per share measures, the Company considers this presumption to be overcome where past experience or a stated policy provides a reasonable basis to believe that the instrument will settled partially or wholly in cash. This approach is consistent with current guidance in ASC 260-10-45-46 on the impact of contacts that may be settled in stock or cash on diluted EPS and the former Canadian GAAP guidance applied by the Company in calculating both EPS and non-GAAP per share measures prior to adopting IRFS. The Company’s past practice has been to redeem its capital securities – corporate for cash rather than convert to common shares and its intention is to continue with this practice.

The Company believes this non-IFRS per share measure is more relevant to investors as it reflects management’s expected method of settlement for these securities and such method of settlement is within the Company’s control. Management does not use these non-IFRS financial measures for any additional purposes.

In future filings, the Company will expand its disclosure to clarify the circumstances under which the presumed conversion is overcome.

Performance Measurement, page 11

2.	We note your references to the NAREIT definition of FFO. We also note that NAREIT FFO is based on US GAAP but that you report under IFRS. Please tell us whether your definition is based on any other industry-recognized measure, such as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”). We may have further comments.

Response.

The Company’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO as well as certain adjustments not specifically included in the NAREIT definition (i.e., fair value gains and losses) that arise as a result of reporting under IFRS and adjustments related to income taxes that arise because the Company and certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts.

The Company defines FFO based on the NAREIT definition of the measure as it believes NAREIT’s definition is the mostly widely used of the industry-recognized measures and the most relevant in comparing the Company against comparable entities in the industry.

Operating Results, page 30

3.	In future filings please expand your disclosures to also quantify historical occupancy rates and average in-place net rents on a same property basis.

Response.

In future filings, the Company will expand its disclosure to also quantify historical occupancy rates and average in-place net rents on a same property basis. This additional disclosure will be included with our same property disclosure (similar to page 33 of the Company's 2011 Annual Report).

Reconciliation of Net Income to Funds From Operations and Total Return, page 32

4.	We note that you adjust funds from operations for one-time items to arrive at comparable funds from operations. Please tell us and expand future filings to describe and quantify these one-time items. Your disclosures should explain why you consider these items to be one-time. In addition, please explain why comparable funds from operations provide useful information to investors and the additional purposes, if any, for which management uses the non-IFRS financial measure.

Response.

In our 2011 Annual Report, we included comparable funds from operations principally to address the impact of our residential operations, which the Company had disposed of in the first quarter of 2011. Removing the residential operations provided a more useful measure of funds from operations for investors since that segment would no longer be part of our funds from operations following its disposition in the first quarter of 2011. We also excluded certain other large one-time items that were not expected to be recurring. This disclosure was removed in our 2012 second quarter interim report and is not expected to be used in future filings.

Commercial Property Operations, page 33

5.	We note your disclosure regarding same property net operating income. You note that you may exclude from your same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods; please clarify if you have excluded any properties in the periods presented. If so, clarify your basis for excluding and quantify the amounts.

Response.

Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior year reporting periods. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods.

For the year ended December 31, 2011 and 2010, there were no properties that were undergoing a redevelopment or reclassified from development and considered in the same store calculation. In future filings, the Company will clarify if we have excluded any such properties as well as the basis for excluding any properties and will quantify the amounts accordingly.

6.	We note your disclosure above the chart on page 34 explaining how you calculate average in-place net rent. Please revise in future filings to reflect the impact of concessions in your calculation.

Response.

Average in-place net rents are calculated as the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space. This net rent amount per square foot excludes the impact of straight-lining rent escalations or the amortization of free rent periods provided on in-place leases. It also excludes the effect of any other allowances provided to tenants (e.g., tenant improvement allowances). In 2011, the Company reported $1,014 million of commercial property net operating income, of which $25 million, or 2.5%, represented straight-line rent escalations and free rent amortization. As such, the quantitative impact of concessions is generally not consequential.

In future periodic reports, the Company will provide additional disclosure, to the extent material, concerning the impact of straight-lining of rent escalations and amortization of free rent periods or other tenant concessions that are excluded from the calculation of average in-place rents.

Critical Accounting Policies

Investment Properties, pages 49 – 50

7.	Please tell us how you determine the extent to which you utilize valuations of operating properties and development properties prepared by qualified external valuation professionals; address how you determine the properties selected for appraisals and how often each property gets an appraisal. Expand your disclosure in future filings accordingly.

Response.

The Company regularly obtains valuations of selected investment properties prepared by qualified external valuation professionals in connection with financing transactions and other contractual arrangements. Additionally, in any given reporting period, the Company may obtain additional appraisals, if necessary, to provide market data points for each geographic region in the portfolio. The Company intends to obtain external valuations of each property in the portfolio at least once over a three year period. External valuations are not necessarily prepared as of the balance sheet date. These valuations are taken into consideration by management but do not form the basis for the Company’s reported values nor are the valuations prepared by management derived by adjusting such external appraisals. In future filings we will expand our disclosure to clarify that we measure investment properties on the basis of valuations prepared by management and that valuations are not based on external appraisals.

Management’s Report on Internal Control over Financial Reporting, page 57

8.	Your report indicates that management concluded that internal control over financial reporting is effective as of December 31, 2011 based on an assessment at December 31, 2010. Please clarify and/or confirm that assessment was made as of the end of your most recent fiscal year.

Response.

The Company confirms that management concluded that internal control over financial reporting was effective as of December 31, 2011 based on an assessment at December 31, 2011.

Consolidated Statements of Income, page 60

9.	We note that on page 11, you indicate net operating income (“NOI”) does not have any standardized meaning prescribed within IFRS. As a result, it is unclear why you have presented it on the face of your statements of income (loss). Please tell us your basis for this presentation. You also present an unnamed subtotal after ‘Investment and other income’ in your statements of income (loss); additionally, tell us your basis for this presentation and why you believe it is meaningful.

Response.

As discussed with the Staff on September 25, 2012, the Company acknowledges that the Staff continues to consider the Company’s presentation of net operating income on the face of its statements of income (loss).

In future filings, the Company will revise its disclosure to remove the subtotal after ‘Interest and other income’.

Note 5 – Investment Properties, pages 71 – 72

10.	We note you obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals and consider the results of such valuations in arriving at your own conclusions on value. Please clarify whether the external valuations received have been adjusted significantly and quantify the adjustments, if any, as well as the reasons for the adjustments. Reference is made to paragraph 77 of IAS 40.

Response.

As discussed in response to comment 7, the Company regularly obtains valuations prepared by qualified external valuation professionals. While the Company considers the results of such valuations, they do not form the basis for the Company’s valuation. The Company advises the Staff that the external valuations are generally prepared on behalf of lenders in connection with financing transactions, pursuant to contracts with co-investors in certain properties, or to provide additional market data points for financial reporting purposes, if necessary, and such valuations are not necessarily prepared as of the balance sheet date. Accordingly, the Company’s reported fair values of investment properties are not derived by adjusting the external appraisals.

In future filings, beginning with its condensed consolidated financial statements for the interim period ending September 30, 2012, the Company will clarify its disclosure to state that the Company’s reported valuations are not based on valuations prepared by external valuation professionals.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ Bryan K. Davis
Bryan K. Davis